SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549





                                 Form 11-K/A
                              (Amendment No. 1)




x    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934


                For the Fiscal Year Ended December 31, 2003

                                    OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                      Commission file number: 1-9743





            A. Full title of the plan and the address of the
               plan, if different from that of the issuer named below:


                     EOG RESOURCES, INC. SAVINGS PLAN


            B. Name of issuer of the securities held pursuant to
               the plan and the address of its principal executive office:



                            EOG RESOURCES, INC.
                        333 Clay Street, Suite 4200
                        Houston, Texas   77002-7361

                EOG RESOURCES, INC. SAVINGS PLAN

                        EXPLANATORY NOTE


This Form 11-K/A amends the Annual Report on Form 11-K filed June 25, 2004, to revise the report of the independent registered public accounting firm to only make reference to their audits having been conducted in accordance with standards of the Public Company Accounting Oversight
Board (United States). As a result of this revision, the associated consent by the firm (Exhibit 23.1) is also updated. There were no other changes to the Annual Report on Form 11-K filed June 25, 2004.

                EOG RESOURCES, INC. SAVINGS PLAN

                        TABLE OF CONTENTS



                                                              Page

EXPLANATORY NOTE                                                2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM         4

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits at
  December 31, 2003 and 2002                                    5

 Statements of Changes in Net Assets Available for
  Benefits for the Years Ended December 31, 2003 and 2002       6

 Notes to Financial Statements                                  7

SUPPLEMENTAL SCHEDULE:

 Schedule H, Line 4(i) - Schedule of Assets
  (Held at End of Year) at December 31, 2003                   11

SIGNATURES                                                     12

EXHIBIT INDEX                                                  13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Administrative Committee of EOG Resources, Inc. Savings
Plan:

We have audited the accompanying statements of net assets available for benefits of EOG Resources, Inc. Savings Plan (the "Plan") at December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) at December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Houston, Texas
June 23, 2004

                EOG RESOURCES, INC. SAVINGS PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                    At December 31,
                                                   2003        2002

ASSETS
  Investments
    Common Stock and Other Securities          $68,035,037   $53,443,091
    Loans to Participants                        1,468,461     1,005,201
      Total Investments                         69,503,498    54,448,292

  Receivables
    Employer Contributions                          36,935        87,981
    Participant Contributions                       55,209       149,998
      Total Receivables                             92,144       237,979

  Cash and Equivalents                             311,538         3,610

NET ASSETS AVAILABLE FOR BENEFITS              $69,907,180   $54,689,881







The accompanying notes are an integral part of these financial statements.



                   EOG RESOURCES, INC. SAVINGS PLAN
      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                        Year Ended December 31,
                                                           2003          2002
ADDITIONS
 Employer Contributions                                $ 3,431,824   $ 3,035,416
 Participant Contributions                               5,209,742     4,657,429
 Participant Rollovers                                     452,797       638,165
 Interest and Dividend Income                              511,890       419,100
 Net Appreciation in Fair Value of Investments           8,367,968             -

     Total Additions                                    17,974,221     8,750,110

DEDUCTIONS
 Benefits Paid to Participants                           2,751,402     1,344,660
 Administrative Expenses                                     5,520         4,240
 Net Depreciation in Fair Value of Investments                   -     4,170,125

     Total Deductions                                    2,756,922     5,519,025

NET INCREASE                                            15,217,299     3,231,085

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR    54,689,881    51,458,796

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR         $69,907,180   $54,689,881







The accompanying notes are an integral part of these financial statements.


                EOG RESOURCES, INC. SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS



  1. DESCRIPTION OF THE PLAN

    The following description of the EOG Resources, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. A copy of the Plan document is available from EOG Resources, Inc. (EOG).

  General

    The Plan, as amended and restated on December 10, 2002, and further amended on December 15, 2003, is a tax-qualified defined contribution pension plan established on August 31, 1999, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). With the final amendment on December 15, 2003, the Plan complies with final and temporary regulations promulgated under section 401(a)(9) of the Internal Revenue Code of 1986, as amended (the Code). EOG, the employer, serves as the sponsor of the Plan. Riggs Bank N.A. (the Trustee) serves as the trustee of the Plan. WySTAR Global Retirement Solutions (WySTAR), who purchased PFPC Inc. in 2003, serves as the recordkeeper of the Plan. The assets of the Plan are held and managed by the Trustee. A committee appointed by the EOG Board of Directors (the Plan Administrative Committee) administers the Plan.

    In the second quarter of 2003, the Plan Administrative Committee conducted a thorough review of the Plan's design, objectives and investment options. After careful consideration, the Plan Administrative Committee approved the following changes to the Plan: the EOG Unitized Stock Fund was frozen to new investments; the Enron Unitized Stock Fund was liquidated; and the two under-performing mutual funds, AIM Balanced Fund and UBS Tactical Allocation Fund, were liquidated and replaced by the AllianceBernstein Balanced Fund. In addition, Vanguard Prime Money Market Fund and Pioneer High Yield Bond Fund were added to the Plan. The blackout period for the implementation of these changes to the Plan began on August 27, 2003 and ended on September 3, 2003.

  Eligibility

    Each employee may participate in the Plan after one hour of service, except for employees who are included in a union covered by a collective bargaining agreement, and employees who are nonresident aliens who receive no earned income from the employer that constitutes income from sources within the United States. In addition, employees who have agreed to forgo certain benefits offered by EOG and therefore have been designated Minimal Benefits Employees, are not eligible to receive allocations of employer matching contributions and employer discretionary contributions under the Plan.

  Contributions

    Participant Contributions. Participants can contribute between 1% and 15% of their eligible base pay in any combination of pre-tax salary deferrals or after-tax contributions subject to certain limits prescribed by the Code. Starting in January 2002, participants age 50 or older may contribute additional pre-tax contributions as part of the Catch-Up Contribution provision under the Economic Growth and Tax Relief Reconciliation Act of 2001. Participants may direct the investment of their contribution accounts into any combination of funds offered by the Plan. Participants may also rollover amounts representing distributions from other qualified plans.

    Employer Contributions. EOG currently matches 100% of the first 6% of base compensation that an eligible participant contributes on a pre-tax basis to the Plan. All matching contributions are allocated according to the participants' investment elections. Participants, regardless of age, may make a diversification election at any time with regard to the employer's matching contributions.


  Vesting

    Participants are immediately 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is generally based on years of service. Participants become 20% vested in employer contributions after one year of service and vest an additional 20% for each year of service thereafter. Participants are 100% vested after 5 years of service. Participants automatically become 100% vested regardless of length of service upon i) reaching age 65, ii) retirement due to disability, iii) death while being an employee, or iv) termination of the Plan.

  Distributions and Forfeiture

    Distributions. Participants may receive a distribution of the vested balance in their account due to death, retirement or disability. Participants may also receive distributions on severance from service or on issuance of a qualified domestic relations order, but subject to limitations defined by the Plan. Beginning in January 2002, distributions to participants under the Plan are made solely in the form of a single lump-sum payment in cash or as a direct rollover if the participant elects to have any portion or all of an eligible rollover distribution paid directly to an eligible retirement plan. All optional forms of benefit payments under the Plan other than a single lump-sum payment in cash and the direct rollover have been eliminated.

    Forfeitures. Any unvested balance in the account of a participant who has separated from service shall be forfeited. Amounts forfeited shall first be allocated to restore previously forfeited accounts, which are to be restored under the terms of the Plan, and if any amount remains after that allocation, it shall be used to pay Plan expenses or to reduce employer matching contributions. At December 31, 2003 and 2002, forfeited nonvested amounts totaled $163,861 and $47,363, respectively. During the period from January 1, 2002 to December 31, 2003, funds in the forfeiture account in the Plan were not utilized.

  Withdrawals and Loans

    Withdrawals. Participants who are at least age 59 1/2 are entitled to withdraw their vested interest in all of their accounts. Active participants may receive in-service withdrawals or financial hardship withdrawals subject to limitations defined by the Plan.

    Loans. Participants may have no more than one loan outstanding at any time. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000, reduced by the participant's highest outstanding loan balance from the Plan during the preceding one year period, or 50% of the borrower's vested account balance. The loan is fully secured by a pledge of the borrower's vested account balance in the participant's account. Loan terms may not exceed five years, except for loans used for the purchase of a primary residence which may not exceed 15 years. Principal and interest are repaid ratably through payroll deductions.

  Plan Termination

    Although it has not expressed any intent to do so, EOG has the right under the Plan to discontinue its contributions at any time or to partially or totally terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants shall become 100% vested in the balance in their account.

  2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Method of Accounting

    The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefit payments are recorded when paid.

  Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition

    Short-term investments are stated at cost, which approximates fair value. Investments in stock and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. Participant loans are stated at cost, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
  Interest income is recorded when earned.

  3. INVESTMENTS

    Individual investments that represent five percent or more of the Plan's net assets are as follows:


                                                        At December 31,
                                                     2003             2002

     UBS Stable Value Fund                       $17,464,247      $18,191,156
     EOG Unitized Stock Fund                      16,182,135       14,081,438
     American Fund Washington Mutual               5,292,083        3,007,788
     AllianceBernstein Balanced Shares Fund        4,876,928                -(1)
     American Fund EuroPacific Growth              4,223,824        1,739,044(2)
     Pimco Total Return Fund                       3,252,290(2)     2,746,815

     (1) Fund did not exist in 2002.
     (2) Item does not meet 5% threshold at the end of the applicable year.


    During 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:


                                                    Year Ended December 31,
                                                     2003             2002

     Stocks                                       $7,778,178      $(4,943,937)
     Fixed Income Securities                         589,790          773,812
      Total                                       $8,367,968      $(4,170,125)


  4. RELATED-PARTIES TRANSACTIONS

    EOG, WySTAR and Riggs Bank N.A. are parties-in-interest as defined in ERISA. Since certain Plan investments are shares of EOG Unitized Stock Fund (until the third quarter of 2003, at which time the EOG Unitized Stock Fund was frozen to new investments) and Riggs Money Market Funds, these transactions qualify as party-in-interest transactions.

  5. TAX STATUS

    The Plan obtained its favorable determination letter from the Internal Revenue Service (IRS) dated June 12, 2002, in which the IRS stated that the Plan and related trust are designed in accordance with applicable sections of the Code.
  Although the Plan has been amended since receiving the determination letter, based on advice from the Plan's tax counsel the Plan Administrative Committee believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code and the related trust is tax exempt.
  Accordingly, no provision for income taxes has been made in the accompanying financial statements.

  6. RISK AND UNCERTAINTIES

    The Plan provides for various investments in stock, short-term investments, mutual funds and other investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and individual participant account balances.

  7. FINAL FORM 11-K

    Pursuant to the Securities Exchange Act of 1933, the filing of the Annual Report on Form 11-K with the Securities and Exchange Commission (SEC) is not required for defined contribution plans not involving the purchase of employer securities with employee contributions. As discussed in Note 1, in the third quarter of 2003, the EOG Unitized Stock Fund was frozen to new investments; therefore, no employee contributions will be used to purchase units of this fund beginning September 3, 2003 and thereafter. As a result, the filing of this report with the SEC will not be required in the future.


                     EOG RESOURCES, INC. SAVINGS PLAN
                      EIN 47-0684736    PLAN NO. 001
     SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                           AT DECEMBER 31, 2003




Identity of Issuer,
Borrower, Lessor,
or Similar Party      Description of Investment        Cost   Current Value

 UBS                      Stable Value Fund             **     $17,464,247
*EOG                      Unitized Stock Fund           **      16,182,135
 American Fund            Washington Mutual             **       5,292,083
 AllianceBernstein        Balanced Shares Fund          **       4,876,928
 American Fund            EuroPacific Growth            **       4,223,824
 Pimco                    Total Return Fund             **       3,252,290
 AIM                      Blue Chip Fund                **       3,127,597
 MFS Mass Investors       Growth Stock Fund             **       3,006,014
 Pimco                    Mid-Cap Growth Fund           **       2,539,109
 UBS                      Stock Market Index Fund       **       2,511,877
 AllianceBernstein        Premier Growth Fund           **       1,825,789
 AIM                      Constellation Fund            **       1,729,563
 Mutual                   Qualified Fund                **       1,598,598
*Participant Loans        Various maturity dates not
                           more than 5 years,
                           various interest rates       **       1,468,461
 Pioneer                  High Yield Fund               **         404,983
 Vanguard                 Prime Money Market            **         307,894
 Cash                     Money Market                  **           1,937
*Riggs                    Money Market                  **           1,707

                                                               $69,815,036

*  Party-in-interest
** Cost not required for participant-directed investments

                           SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, members of the Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



EOG RESOURCES, INC. SAVINGS PLAN


By:  /s/ JULIE T. CLAY
         Julie T. Clay
Chairman of the Administrative Committee




Date:  July 8, 2004

                          EXHIBIT INDEX



Exhibit No.         Document

  23.1              Consent of Deloitte & Touche LLP